October 7, 2008
VIA EDGAR AND COURIER
Donna Levy
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Verisk Analytics, Inc. Registration Statement on Form S-1 Filed on August 12, 2008 File No. 333-152973
Ladies and Gentlemen:
     Verisk Analytics, Inc., a Delaware corporation (together with Insurance Services Office, Inc., the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”) and the prospectus included therein (the “Prospectus”).
     On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated September 8, 2008. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from the Registration Statement on Form S-1 filed August 12, 2008 (the “Registration Statement”). References to page numbers in our response are to page numbers in the Amendment. Capitalized terms defined in the Amendment and used in this letter but not otherwise defined herein have the meanings assigned to them in the Amendment.
General
1. Supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.
Response: The Company will not include any graphical materials or artwork in the Prospectus.
Cover Page of Prospectus
2. You indicate that “[t]his is our initial public offering of common stock.” Consider adding an express statement that Verisk will not be selling shares of its Class A common stock.

Response: The Company has revised its disclosure on the cover page of the Prospectus.
Market and Industry Data and Forecasts, page i
3. Throughout your prospectus you set forth market data and certain industry data and forecasts obtained through a variety of sources. You state that you have not independently verified any of the data from the third-party sources or ascertained the underlying economic assumptions. Further, you state that internal surveys, industry forecasts and market research, which you believe to be reliable based upon your management’s knowledge of the industry, have not been independently verified. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing. Please ensure that the placement of this subsection is not subject to paragraph (d) of Rule 421.
Response: The Company has moved the section to page 20 of the Prospectus and revised its disclosure.
Prospectus Summary
Company Overview
Risk Assessment, page 1
4. Provide independent support for your statement that you are the largest aggregator and provider of detailed actuarial and underwriting data pertaining to U.S. property and casualty insurance risks.
Response: The Company is supplementally submitting under separate cover copies of the materials supporting statements utilized in the Prospectus marked to show the relevant statement.
Decision Analytics, page 1
5. Provide independent support for your statements that in 2007, your U.S. customers included all of the top 100 P&C insurance providers, four of the 10 largest Blue Cross Blue Shield plans, four of the seven leading mortgage insurers, 14 of the top 20 mortgage lenders, and all of the 10 largest global reinsurers.
Response: The Company is supplementally submitting under separate cover copies of the materials supporting statements utilized in the Prospectus marked to show the relevant statement.
Our Market Opportunity, page 2
6. With respect to any third-party statements presented in your prospectus such as the market data by Veronis Suhler Stevenson and International Data Corporation, please set forth in the prospectus the date of the research information you cite. In addition, please supplementally provide us with the relevant portions of such reports. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross- reference it to the appropriate location in your prospectus. Also, please tell us whether the reports were prepared in connection with the registration statement or whether you commissioned any of the reports.

Response: The Company has revised its disclosure on pages 2 and 51 of the Prospectus. The Company is supplementally submitting under separate cover copies of the materials supporting third-party statements utilized in the Prospectus marked to show the relevant statement. The Company supplementally advises the Staff that neither the Company nor the underwriters commissioned any of the reports and none were prepared in connection with the Registration Statement.
Summary Consolidated Financial and Other Data, page 7
7. Please tell us what consideration you gave to discussing the material limitations associated with use of EBITDA as compared to the use of income from continuing operations and the manner in which you compensate for these limitations. Currently, we note that you only refer to comparability concerns. Refer to Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
Response: The Company has revised its disclosure on page 9 of the Prospectus.
Risk Factors
General, page 10
8. Ensure that the subcaptions to each of the risks you discuss adequately describe the risk. Some of your subcaptions state a fact without describing the risk. We note as examples only the following risk factors: “There may be consolidation in our end customer market,” on page 11; “We could face claims for intellectual property infringement,” on page 11; “We are subject to significant governmental regulation,” on page 12; and “We are subject to significant competition in many of the markets in which we operate,” on page 13.
Response: The Company has revised its disclosure on pages 11, 12, 13 and 15 of the Prospectus.
Risks Related to the Offering
General
9. Expand your discussion in this risk factor to also discuss the conversion of Class B common stock to Class A common stock.
Response: The Company has revised its disclosure on page 17 of the Prospectus.
“The holders of our Class B common stock have the right to elect up to three of our directors...,” page 17
10. Provide examples of how the interests of the Class B shareholders could conflict with the holders of Class A stock.
Response: The Company has revised its disclosure on page 18 of the Prospectus.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General, page 24
11. Please consider expanding your discussion and analysis of financial condition and results of operations to include known trends, demands, commitments, events and uncertainties. For example, we note your statements regarding the softening auto insurance market and adverse conditions in the mortgage industry on pages 33 and 34, respectively, but you appear to have minimal discussion of whether such trends will have, or are reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations. MD&A is intended to provide, in one section of a filing, material historical and prospective textual disclosure enabling investors and other users to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. See SEC Release Nos. 33-6835 and 33-8350.
Response: The Company has included a new section entitled “Trends Affecting our Business” on page 30 of the Prospectus.
Results of Operations
Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007
Risk Assessment Results of Operations
Revenues, page 30
12. We note that you attribute the increase in revenues to an “increase in sales of [y]our industry-standard insurance programs.” We note similar statements related to the Risk Assessment segment’s results of operations on pages 33 and 36. Please tell us how you considered discussing the extent to which the increase in revenues was attributable to increases in prices, increases in the volume or amount of goods or services being sold, or to the introduction of new products or services pursuant to Item 303(a)(3)(iii) of Regulation S K.
Response: The Company has revised its disclosure on pages 33, 36 and 39 of the Prospectus.
13. We note that you present a tabular disclosure and provide a discussion of your revenue by category for your Decision Analytics segment. Consider presenting a similar tabular disclosure for your Risk Assessment segment.
Response: The Company has revised its disclosure on pages 33, 36 and 39 of the Prospectus.
Liquidity and Capital Resources, page 37
14. You indicate that your capital expenditures in fiscal 2008 will include your “continuing investments in developing and enhancing [y]our solutions.” Please tell us whether you intend to capitalize software costs pursuant to SFAS 86 and, if so, consider disclosing your accounting policy for such costs.
Response: The Company has revised its disclosure on page 41 of the Prospectus.
15. Consider updating your estimate of capital expenditures to include the first quarter of 2009.
Response: The Company has revised its disclosure on page 41 of the Prospectus.
16. We note your statement that “to provide liquidity,” you have historically used your cash for repurchases of your common stock. Please explain to us how these transactions provide liquidity.

Response: The Company’s common stock is not publicly traded on any exchange or trading system. Pursuant to the terms of the Insurance Services Office, Inc. 1996 Incentive Plan, holders of the Company’s Class A common stock had a right to require the Company to repurchase their shares. Therefore, the Company used its cash to repurchase Class A common stock that its Class A stockholders wished to sell. In addition, the Company used its cash to repurchase Class B common stock if requested by a Class B stockholder. The Company has revised its disclosure on page 41 of the Prospectus to make the statement clearer.
17. Clarify whether you expect to continue your historical practice of using cash for common stock repurchases.
Response: The Company has revised its disclosure on page 41 of the Prospectus.
Financing and Financing Capacity, page 38
18. You state that you have long-term loan facilities under uncommitted master shelf agreements. Clarify your disclosure to discuss the material terms of each of your long-term loan facilities, including material covenants pertaining to fixed charges and leverage ratios. Provide an analysis as to why the long-term loan facilities do not need to be filed under Item 601(b)(4) or (b)(10) of Regulation S-K.
Response: The Company has revised its disclosure on page 42 of the Prospectus. The Company supplementally advises the Staff that pursuant to Item 601(b)(4)(iii) of Regulation S-K, the Company has not filed as exhibits to the Registration Statement its long-term loan facilities under uncommitted master shelf agreements as the amount of debt available under such agreements does not exceed 10% of the Company’s total assets. The Company hereby agrees to furnish copies of all such instruments to the Commission upon request. In addition, the Company believes that the uncommitted master shelf agreements are not material to the Company and are therefore not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. As described above, the amount of debt available under such agreements does not exceed 10% of the Company’s total assets and the Company believes that it would be able to obtain loan facilities from other institutions on similar terms if required.
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 41
19. Revise this section substantially to explain how the fair value of the common stock underlying the stock-based compensation transactions was determined. Discuss the nature of the appraisals, appraisal dates, significant factors considered, assumptions made, and methodologies used in determining the fair value. These disclosures should include an explanation as to how assumptions and methods have changed over time and why. In addition, you should include a quantitative and qualitative comparison of the fair values of the redeemable Class A common stock of Insurance Services Office, Inc. to the expected offering price of the Verisk Analytics, Inc. common stock.
Response: The Company has revised its disclosure on pages 45 and 46 of the Prospectus. At this time, given the volatility of the public trading market and the uncertainty of the timing of the Company’s initial public offering of shares of common stock, the Company and the underwriters have not yet agreed to a price range for the offering. The Company will provide additional disclosure on this topic supplementally to the Staff as such information becomes available.

Pension and Postretirement, page 42
20. We note the projected benefit obligation and net periodic benefit cost for your pension and postretirement plans are based on third-party actuarial assumptions and estimates that are reviewed by management on an annual basis. Please clarify for us the nature and the extent of the actuary’s involvement in your decision-making process.
Response: The Company has revised its disclosure on page 46 of the Prospectus.
Business
General, page 45
21. We note your plan to effect an internal reorganization prior to completion of this offering. Under an appropriate heading, discuss the reorganization and the stock split. Specify the reasons for the stock split.
Response: The Company has included a new section entitled “The Reorganization” on page 21 of the Prospectus.
22. Discuss the sources of your data. We note, for example, risk factor disclosure that some of your suppliers are also competitors.
Response: The Company has included a new section entitled “Sources of our Data” on page 65 of the Prospectus.
The trend value of exposure in risk transactions is increasing, page 48.
23. Throughout this section and elsewhere you make several claims. Provide independent support for each of them. We note the following claims:
•	that your solutions for prospective loss costs, policy language, rating/underwriting rules and regulatory filing services are the “industry standard,” page 49;

•	that you are a “leading provider of information and decision analytics for customers involved in the business of risk in the U.S. and selectively around the world,” page 52;

•	that you are the “recognized leader in the United States for industry-standard insurance programs that help P&C insurers define coverages and issue policies,” page 53;

•	that you are a “leading provider of fraud-detection tools for the P&C insurance industry,” page 55;

•	that you are a “leading provider of automated fraud detection, compliance and decision-support tools for the mortgage industry,” page 55;

•	that you “pioneered the field of probabilistic catastrophe modeling used by insurers, reinsurers and financial institutions to manage their catastrophe risk,” page 56; and

•	that you are a “leading provider of healthcare business intelligence and predictive modeling,” page 56.
Response: The Company is supplementally submitting under separate cover copies of the materials supporting statements utilized in the Prospectus marked to show the relevant statement.
Our Customers
General, page 58
24. We note that each of your principal stockholders are also customers and suppliers of data. Provide a cross reference to the discussion of your relationships with each of these shareholders in the Certain Relationships and Related Transactions section.
Response: The Company has revised its disclosure on page 62 of the Prospectus.
Legal Proceedings
General, page 63
25. Ensure that you have provided all of the information required by Item 103 of Regulation S-K for each of the proceedings you discuss, specifically, the Xactware Litigation and iiX Litigation, including the date instituted, the principal parties thereto, and the relief sought.
Response: The Company has revised its disclosure on pages 68 and 69 of the Prospectus.
Management
Directors’ Compensation and Benefits, page 70
26. Ensure that you have provided all of the information required by Item 402(k) of Regulation S-K. As an example, in the footnotes to the table for Messrs. Brandon, Brown, Rothkopf and Wright provide the aggregate number of stock awards outstanding at fiscal year end. For Ms. Stewart provide the grant date fair value of her option awards. Refer to Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.
Response: The Company believes it has provided all information required by Item 402(k). Messrs. Brandon, Brown, Rothkopf and Wright do not have any stock awards outstanding at fiscal year end, and Ms. Stewart did not receive options in the last fiscal year. In order to reduce the density of the footnotes the Company has not provided this negative information, however we have added a clarifying provision at the end of the Directors Compensation Table on page 76 of the Prospectus.
Executive Compensation
Compensation Discussion and Analysis
Base Salary, page 72
27. With respect to base salary, please clarify how you determine that salaries are at “competitive market levels.” We note that you engaged W. Cook & Co., Inc. to advise the

Compensation Committee on executive compensation as recently as fall 2007. Did this firm assist you in determining your 2007 compensation?
Response: The Company has revised its disclosure on page 77 of the Prospectus.
Annual Cash Incentive Awards, page 72
28. We note that the STI pool can be increased or decreased by the Compensation Committee to account for specific yearly considerations. We also note that awards are made for each NEO based upon a subjective review of each individual’s performance and that there is discretion to pay above or below target STI based on an assessment of individual performance. Please clarify the circumstances that would result in the use of the discretion and whether such discretion has been exercised.
Response: The Company has revised its disclosure on page 78 of the Prospectus.
Analysis of 2007 Variable Compensation, page 73
29. Please provide an analysis of how you arrived at and why you paid each particular level of compensation for fiscal year 2007.
Response: The Company has revised its disclosure on pages 78 to 79 of the Prospectus.
30. In your analysis of 2007 variable compensation, you state that the STI award to Mr. Coyne was determined based upon the Compensation Committee’s evaluation of Company performance. Discuss the Company’s performance and whether the targets you set for growth in revenue and EBITDA margin were met.
Response: The Company has revised its disclosure on pages 78 to 79 of the Prospectus.
31. You state that the STI and LTI awards to each of the other NEOs were based on their level of responsibility and Mr. Coyne’s evaluation of their individual performance with respect to the successful operation of their business units or functional departments and their success in positioning the Company for the future. Discuss for each NEO the elements of individual performance and/or contribution that were taken into account in determining compensation. State whether the awards were also based on company performance.
Response: The Company has revised its disclosure on page 79 of the Prospectus.
32. Based upon your disclosure, it appears that the current year targets for your annual cash incentive awards are material to an understanding of your executive compensation program. Please advise.
Response: The Company respectfully disagrees that the disclosure implies that the current year targets are material to an understanding of the Company’s executive compensation program. In fact, the targets for 2008 are not material or relevant to an understanding of the program or the compensation awarded for 2007. The Company believes it is relevant to explain that the targets for any year are established at the outset of that year, but in providing explanations to that effect it intends only a description of the timing and process of how its program operates.

Employment Agreements, page 74
33. To the extent known, ensure that you describe the material terms of the employment agreements and file them as exhibits.
Response: The Company supplementally advises the Staff that at the present time, the terms of the employment agreements remain under development. To the extent known prior to the offering, the Company will describe the terms of such agreements in the Prospectus and file the agreements as exhibits to the Registration Statement. If the agreements are not completed prior to the offering, the Company will delete references to them.
2007 Potential Payments upon Termination or Change in Control, page 70
34. Explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the proposed employment and severance agreements. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S K. File each severance agreement as an exhibit.
Response: To the extent that the terms of payment and benefit levels in connection with various termination of employment scenarios are known prior to the offering, the Company will provide the requested explanation.
Certain Relationships and Related Transactions
Share Repurchases, page 83
35. Describe your obligation to redeem your Class A common stock, the price per share paid for such redemptions, when the repurchase rights were terminated, and any consideration given to terminate such rights.
Response: The Company has revised its disclosure on page 89 of the Prospectus and supplementally advises the Staff that the repurchase right automatically lapses upon completion of the offering pursuant to the Insurance Services Office, Inc. 1996 Incentive Plan and that no consideration in respect of the termination of the repurchase right is required or has been paid.
Customer Relationships, page 83
36. Generally describe your relationships with each of your 5% stockholders. Specifically describe the material provisions of each contract with each stockholder who is also a customer. We also note that these stockholders supply you with a “significant percentage” of your data. Discuss the material provision of the contracts under which they supply you with such data. Provide us with your analysis as to why these agreements have not been filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.
Response: The Company has revised its disclosure on page 89 of the Prospectus. The Company respectfully submits to the Staff that as stated on page 10 of the Prospectus, in the aggregate the Company’s Class B stockholders provide them with a significant percentage of its data. The Company does not believe that the amount of data it receives from any individual stockholder, including any of the Company’s 5% stockholders, is material to the Company. In addition, there is no difference in the terms of the Company’s contractual arrangements between a customer who is a stockholder of the Company and a customer who is not a stockholder. Each customer executes a master license agreement with the Company along with a participation supplement for each line of insurance for which services are provided. The Company has filed the current forms of master license agreement and participation supplement as Exhibit 10.4. There is no substantial difference between the agreements that each of the Company’s customers execute.
37. Provide the information required by Item 404(b) of Regulation S-K.
Response: The Company has revised its disclosure on page 91 of the Prospectus.
Letter Agreements, page 84
38. File each letter agreement as an exhibit.
Response: The Company has filed as Exhibit 10.3 a form of letter agreement. Each letter agreement signed by the Company’s directors and executive officer’s is substantially similar in all material respects.
ESOP, page 84
39. We are unclear why your ESOP is not listed in your beneficial ownership table on page 85. Discuss how the ESOP determines how to vote on the election of directors and other matters submitted to shareholders for a vote.
Response: The Company has revised its disclosure on page 91 of the Prospectus to discuss how the ESOP determines how to vote and on page 92 of the Prospectus to include the ESOP in the beneficial ownership table.
Principal and Selling Stockholders, page 85
40. Please note that we may have further comments on this section once the information is completed.
Response: The Company acknowledges the Staff’s comment.
Index to Financial Statements, page F-1
41. Please update the financial statements of Insurance Services Office, Inc. pursuant to Rule 3-12 of Regulation S-X.
Response: The Company has included the updated financial statements of Insurance Services Office, Inc. beginning on page F-2 of the Prospectus.
42. Please file the required interim financial statements of Xactware, Inc. as described in your letter to us dated August 12, 2008.
Response: The Company has included the required interim financial statements of Xactware, Inc. beginning on page F-83 of the Prospectus.
Insurance Services Office, Inc. Condensed Consolidated Financial Statements as of March 31, 2008 and for the Three Months Ended March 31, 2007 and 2008 (unaudited)

Note 7. Fair Value Measurements, page F-11
43. We note that the redemption value for your redeemable common stock is determined by an appraiser. Please tell us why you have not named the appraiser and provided a consent under Rule 436(b) of Regulation C. As part of your response, please tell us the nature and the extent of the appraiser’s involvement in your decision-making process.
Response: The Company has revised its disclosure on pages F-12, F-16 and F-17 of the Prospectus to make the process for the determination of the redemption value more clear. The Company supplementally advises the Staff that because it is a private company, the ISO 401(k) Savings and Employee Stock Ownership Plan (“the Plan”) is required by Internal Revenue Code Section 401(a)(28) to use an independent appraiser in determining the fair value of its Class A redeemable common stock for purposes of the Plan. The independent appraiser uses an income and market approach for calculating the quarterly fair value. The Company provides the independent appraiser with the relevant income information to perform its calculation of the redemption value of the Company’s Class A redeemable common stock. The appraisers’ final computation and valuation report are provided to the trustee of the Plan. The trustee then determines the final quarterly fair value per share of the Company’s Class A redeemable common stock based on a range provided by the independent appraiser. The Company has determined to use the quarterly price established for the Plan for all other Class A redeemable common stock transactions. Therefore, the Company has deleted the reference to an appraiser.
Insurance Services Office, Inc. Consolidated Financial Statements as of December 31, 2006 and 2007 and for the Years Ended December 31, 2005, 2006, and 2007
Consolidated Statements of Operations, page F-31
44. We note from your revenue recognition policy on page F-36 that you appear to provide both products and services. Please tell us what consideration you gave to separately disclosing product and service revenue and the related costs of those revenues pursuant to Rule 5-03(b) of Regulation S-X. Similar concerns apply to Xactware’s Consolidated Statements of Income on page F-82.
Response: Rule 5-03(b) of Regulation S-X requires that tangible product and service revenue, along with other categories of revenue, be displayed separately in the income statement if they are greater than 10% of total revenues. In preparation for the Company’s initial public offering, the Company performed a detailed review of its consolidated revenues and determined that its revenues consist of sales of tangible products and service revenues. The Company’s analysis resulted in approximately 92% of service revenues and 8% of product revenues for the years ended December 31, 2005, 2006 and 2007. As the Company’s product based revenues are less than 10% of the consolidated revenue, separate disclosure of product and service revenues were not required. As the Company combined the products and services items, the cost of revenues as described under Rule 5-03.2 was combined in the same manner.
In connection with the Company’s initial public offering, Xactware also performed a detailed reviewed of the requirements of Rule 5-03(b) of Regulation S-X on its consolidated revenues for the years ended December 31, 2004 and 2005 and for the six months ended June 30, 2006. The Xactware revenue consists of approximately 99% service revenue and 1% product revenue. As Xactware’s product based revenues are less than 10% of the consolidated revenue, separate disclosure of product and service revenue and the related costs of those revenues were not required.

The Company will continue to evaluate the percentage of revenues associated with its product and services. To the extent the product revenues exceed the 10% threshold, as defined in Rule 5-03(b), the Company will separately state its revenues and the applicable costs.
Note 2. Basis of Presentation and Significant Accounting Policies
(b) Revenue Recognition, page F-35
45. You state on page 10 that sales of certain of your solutions are tied to premiums in the U.S. property and casualty insurance market. Please tell us more about the types of arrangements where your sales are dependent on P&C insurance premiums and how your revenue recognition policy addresses such arrangements.
Response: The Company supplementally advises the Staff that the pricing of certain of its solutions are related to premiums in the U.S. P&C insurance market. Although each year the pricing of these solutions for each customer is based on an individual customer’s premiums in a prior period, the pricing is fixed at the inception of each calendar year and is not tied to subsequent changes in premiums during the term of the contract. Any changes in premiums will affect future pricing determination and may increase or decrease the Company’s future sales primarily within the industry standard insurance program category of its Risk Assessment segment. As noted within the Company’s revenue recognition section of Note 2, Basis of Presentation and Summary of Significant Accounting Policies, these solutions are sold to participating insurance company customers under annual agreements covering a calendar year where the price is determined at the inception of the agreement. In accordance with the SEC Staff Accounting Bulletin No. 104, Revenue Recognition, the Company recognizes revenue ratably over the term of these annual agreements, as services are performed and continuous access to information is provided over the entire term of the agreements.
Earnings Per Share, page F-60
46. Please tell us how your presentation complies with paragraph 40(a) of SFAS 128. Similar concerns apply to your EPS computation on page F-17.
Response: The Company has revised its disclosure on pages F-17 and F-18 of the Prospectus in Note 13. Stockholders Deficit of the Condensed Consolidated Financial Statements and on pages F-63 and F-64 of the Prospectus in Note 15. Stockholders’ Deficit of the Consolidated Financial Statements to comply with paragraph 40(a) of FAS No. 128, Earnings Per Share. The revised footnote disclosures now provide a reconciliation of “Income from continuing operations” to “Net income” in the numerator of the basic and diluted per-share computation. In addition, the Company has clarified its reconciliation of the denominator of the basic and diluted per-share computations, by amending the title for the effect of dilutive securities to “Potential Class A redeemable common stock issuable upon the exercise of stock options.” The new label for the effect of dilutive securities should help to assist the reader and to clarify that the only potential dilutive shares to be considered for EPS are stock options for Class A redeemable shares.
Note 16. Compensation Plans
Stock Option Plan, page F-64
47. Please provide us with the following information in chronological order for stock option grants and other equity-related transactions for the one-year period preceding the most recent balance sheet date and through the date of your response:

•	the nature and type of stock option or other equity-related transaction;

•	the date of grant/issuance;

•	description/name of option or equity holder;

•	the reason for the grant or equity-related issuance;

•	the number of options or equity instruments granted or issued;

•	the exercise price or conversion price;

•	the fair value of underlying shares of common stock;

•	adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

•	the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;

•	the amount and timing of expense recognition; and

•	indicate for each option grant or equity-related transaction what valuation methodology was used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.
     Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
     Response: The Company has revised its disclosure on page F-20 in Note 14. Stock Option Plan of the Condensed Consolidated Financial Statements and on page F-69 in Note 16. Compensation Plans of the Consolidated Financial Statements to comply with Chapter 12 paragraph 179 of the AICPA Practice Aid “Valuation of Privately Held Company Equity Securities Issued as Compensation.” In addition, the Company supplementally provides the Staff the following table addressing each bulleted request:

	Nature of
	Stock/Stock						Number of
	Options &		Number of		Fair Value	Adjustments	Stock Granted as	Black-Scholes		Amount of	Timing of
	Reason for	Description/Name	Stock/Options	Exercise	of Common	Made to	Deferred Stock	Value of	Valuation	Expense	Expense
Date of Grant/Issuance	Grant/Issuance	of Equity Holder	Granted	Price	Stock*	Fair Value	Compensation	Options	Methodology	Recognition	Recognition
March 1, 2007	Stock option grant-LTI Plan	Named Executive Officers	11,500	$755.00	$755.00	None	None	$208.43	Black-Scholes	$2,026,519	Lesser of 4 years from grant date or the substantive vesting period
March 1, 2007	Stock option grant-LTI Plan	Management other than Named Executive Officers	40,780	$755.00	$755.00	None	None	$208.43	Black-Scholes	$7,186,214	Lesser of 4 years from grant date or the substantive vesting period
June 30, 2007	Stock option grant-LTI Plan	Named Executive Officers	300	$836.00	$836.00	None	None	$244.81	Black-Scholes	$58,754	Lesser of 4 years from grant date or the substantive vesting period
July 1, 2007	Stock option grant-annual retainer payment	Board of Directors	1,315	$836.00	$836.00	None	None	$245.91	Black-Scholes	$322,500	On grant date
July 1, 2007	Stock option grant - Term-of-office payment	Board of Directors	2,084	$836.00	$836.00	None	None	$240.26	Black-Scholes	$500,000	Over the vesting term of one year from the grant date
July 1, 2007	Stock grant - annual retainer payment	Board of Directors	285	N/A	$836.00	None	75	N/A	Then-current valuation in effect for the ESOP	$238,260	On issuance date
March 1, 2008	Stock option grant-LTI Plan	Named Executive Officers	12,500	$862.00	$862.00	None	None	$204.72	Black-Scholes	$2,047,193	Lesser of 4 years from grant date or the substantive vesting period
March 1, 2008	Stock option grant-LTI Plan	Management other than Named Executive Officers	44,490	$862.00	$862.00	None	None	$204.72	Black-Scholes	$7,286,371	Lesser of 4 years from grant date or the substantive vesting period
July 1, 2008	Stock option grant-annual retainer payment	Board of Directors	3,913	$892.00	$892.00	None	None	$223.56	Black-Scholes	$875,000	On grant date
July 1, 2008	Stock option grant - Term-of-office payment	Board of Directors	1,444	$892.00	$892.00	None	None	$223.56	Black-Scholes	$322,500	Over the vesting term of one year from the grant date
July 1, 2008	Stock grant - annual retainer payment	Board of Directors	266	N/A	$892.00	None	14	N/A	Then-current valuation in effect for the ESOP	$237,272	On issuance date
July 1, 2008	Stock option grant-LTI Plan	Management other than Named Executive Officers	600	$892.00	$892.00	None	None	$241.85	Black-Scholes	$116,086	Lesser of 4 years from grant date or the substantive vesting period
*	Represents the fair value of underlying shares of common stock on date of issuance, based on a contemporaneous valuation performed at the end of the quarter immediately prior to the grant date.

The Company also acknowledges the Staff’s comment and will continue to provide updates to the requested information for all equity related transactions subsequent to this request through the effective date of the Registration Statement.
Exhibits
48. Please provide us your analysis as to why your leases for your Jersey City and Orem facilities need not be filed as exhibits pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.
Response: The Company supplementally advises the Staff that the leases for the Jersey City and Orem facilities are immaterial in amount and significance and are therefore not required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. The individual lease payments are not material in amount to the Company. In addition, the Company believes that there is suitable alternative office space available for lease in each market without additional material cost, in the event any lease is terminated.
The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.
Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

Sincerely,

/s/ Richard J. Sandler

Richard J. Sandler

cc:	Barbara C. Jacobs (Securities and Exchange Commission, Division of Corporation Finance)
Mark Shannon (Securities and Exchange Commission, Division of Corporation Finance)
Mark Kronforst (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Kenneth E. Thompson (Verisk Analytics, Inc.)
Eric J. Friedman (Skadden, Arps, Slate, Meagher & Flom LLP)
Richard B. Aftanas (Skadden, Arps, Slate, Meagher & Flom LLP)